UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October, 2012

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐               Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892 and 333-183893).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: October 16, 2012	By:	Signed:	/s/ Paul Bachand
		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: October 16, 2012	By:	Signed:	/s/ Paul Bachand
		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

Release: Immediate October 16, 2012

Canadian Pacific Announces New Senior Operations Team

Calgary AB…Canadian Pacific (TSX:CP)(NYSE: CP) today announced the senior operations team who will lead the execution of the new service plans. Doug McFarlane is appointed Senior Vice-President U.S. Operations. Guido De Ciccio is appointed Senior Vice-President Canadian Operations. Scott MacDonald is appointed Senior Vice-President Operations (System). All three seasoned railroaders will report directly to President and CEO E. Hunter Harrison.

These appointments emphasize highly centralized planning with decentralized execution of the operating plan, driving ongoing service improvement, cost control, and efficient asset utilization.

“With the reorientation of the operating team, we are pushing decision making and execution out of the office and into the field,” said Harrison. “I expect Doug’s and Guido’s teams to get closer to the customer with Scott’s team providing them with analytics, policy, and transportation support.”

MacDonald joined CP in 2003 as Director, Locomotive Maintenance. After holding the position of Service Area Manager —Mechanical, he was promoted to General Manager, Operations followed by Assistant Vice-President roles in Operations and Transportation. In 2010, MacDonald was appointed Vice-President Transportation. Prior to his career at the railway, MacDonald spent 13 years with the Canadian Forces as an Aerospace Engineering Officer and seven years with GE Transportation Systems. He holds a Mechanical Engineering Degree with Honors and a Masters of Engineering in Thermal Power.

De Ciccio began his career with Canadian Pacific in 1976 in the Mechanical department and then spent a brief period in Marketing & Sales. He then returned to Operations and served as Service Area Manager for Montreal & North East U.S, General Manager, Eastern and Assistant Vice-President, Eastern Operations before stepping into the role of Vice-President Canadian Operations in 2010. De Ciccio holds a Bachelor of Commerce Degree from Concordia University.

McFarlane joined CP in 1976 and his career spans from a labourer in the Mechanical department to a qualified conductor and locomotive engineer, and key executive roles in Operations, Transportation, Interline, Marketing & Sales and Labour Relations leading to his appointment as Vice-President U.S. Operations in 2010. He currently sits on the Boards of The Belt Railway Company of Chicago, Indiana Harbor Belt Railroad Company, Kansas City Terminal Railway Company and MT Properties, Inc. He is also on the executive of the Chicago Planning Group. McFarlane has a Masters in Business Administration from Queen’s University.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE: CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit www.cpr.ca to learn more.

Media Contact:

Ed Greenberg

612-904-6180

612-849-4717 (cell)

ed_greenberg@cpr.ca

24/7 Media Pager: 855-242-3674

Investment Community

Janet Weiss

Tel.: 403-319-3591

email: investor@cpr.ca